Exhibit 99.1

NQ Mobile Inc. Announces Completion of the NationSky Divestment

BEIJING and DALLAS, December 31, 2015 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that the Company has completed the divestment of all of NQ Mobile’s interest in the NationSky business for an aggregate consideration of US$80 million.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR